September 26, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (831)-642-9328

Logan W. Kruger
President and Chief Executive Officer
2511 Garden Road
Building A, Suite 200
Monterey, California
93940

> **Re: Century Aluminum Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 23, 2007**
> **File No. 000-27918**

Dear Mr. Kruger:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Certain Relationships and Related Transactions, page 11

Approval of Transactions in 2006, page 11

1. We refer you to Item 404(a) of Regulation S-K. Elaborate on the market prices of alumina and/or its by-products purchased and sold to Glencore during 2006. Specifically, please clarify why you reference the "approximate market" prices of the transactions. Identify the percentage of transactions at market price. Where there were divergences, explain the process of approval of such transactions and the dollar amount of the divergence if required by Item 404(a) of Regulation S-K.

2. Please clarify whether any of the purchases and sales referenced in 2006 would fall under the category of transactions that are deemed to be within the ordinary course of transactions with Glencore in accordance with the new written related party transaction policy enacted in March 2007.

2006 Director Compensation, page 7

3. You refer to changes made to director compensation in August 2006. Concisely describe the changes made and address the rationale in instituting them.

Stock Options, page 8

4. Please clarify whether the annual grant of stock options is subject to change from year to year. If yes, discuss the factors the compensation committee considers in determining the appropriate level of options granted to directors in a given year.

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

Our Process for Executive Compensation, page 14

5. Please provide an enhanced discussion of the information required by Item 402(b)(1) of Regulation S-K. For example, while you indicate that the objectives of your compensation program are focused on retention and attraction of executives, your disclosure in the paragraphs that follow suggests the committee also structures the program to focus on "pay-for-performance," particularly with respect to performance that promotes the business objectives of the company. Please clarify these concepts and how you apply them in practice. Similarly, with respect to Items 402(b)(1)(v)-(vi) of Regulation S-K, please clarify how you determine amounts earned pursuant to a minimum first year bonus and how these minimum bonuses fit into the objectives and philosophy of the compensation

program. Please revise your disclosure accordingly.

6. Please refer to Item 407(e)(3)(iii) of Regulation S-K and clarify the respective roles of any consultants engaged during the prior fiscal year. It appears you made use of data provided by Pearl Meyer and Partners, engaged Mr. Schreiber in his capacity as a consultant and engaged Mr. Schreiber's company, Integis Inc. in 2006 as compensation consultants. Please describe the nature and scope of the respective assignments and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement.

7. Revise to identify all, rather than a select few, of the 17 companies against which you benchmark compensation. Also disclose whether you benchmark all elements of compensation against the entire group or whether there is a subset of companies within the group against which you benchmark particular elements of compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

8. You disclose that you target total compensation at the mid-range of the companies surveyed. Disclose for each element of compensation the targeted percentile and disclose in each fiscal year the actual percentile of compensation paid for each element. If there are divergences from the targeted percentile, discuss the reasons for the divergence.

Our Compensation Programs, page 16

9. You provide little discussion and analysis of the effect of individual performance on compensation despite disclosure suggesting it is a factor considered by the committee. For example, on page 15, you indicate that evaluation of individual performance in light of individual goals established for each named executive officer, plays a role in the recommendations the Chief Executive Officer provides to the committee.   Similarly, you disclose that individual performance factors into base salary adjustments and cash incentive compensation awarded to an officer. Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

10. Revise the Compensation Discussion and Analysis to sufficiently capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. For example, it appears that there are wide disparities in the terms of the negotiated base

salaries awarded to the chief executive officer relative to the other named executive officers. In addition, based on the description of the employment agreements on page 26, it appears that Messrs. Kruger's and Gates' base salaries are not subject to reduction in base salary in any amount yet you may reduce Messrs. Bless' and Nielsen's salaries so long as the reduction is not beyond a specified floor. Also, the Chief Executive Officer received a notably higher discretionary bonus amount in fiscal 2006 relative to the other named executive officers. Please provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Performance Shares, page 17

11. Describe for each named executive officer the targeted percentage of base salary or percentage of base salary that you may award in the form of short-term cash incentive awards or performance units. Also disclose the actual percentage awarded to a named executive officer in 2006.

12. Please disclose all qualitative and quantitative strategic, operational, and financial goals that are tied to your incentive compensation programs. Your disclosure indicates that there are additional undisclosed strategic and operational/financial goals that you consider in determining compensation related to the 2006-2008 performance period. Moreover, although you have disclosed the category of financial metric established as a goal, you have not provided the quantitative target within each category. Please disclose the percentage target increases in free cash flow or operating income that you established for the 2006-2008 period. To the extent you believe that this disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure under Instruction 4. In this regard, general statements regarding the level of difficulty or ease associated with achieving corporate goals are not sufficient. In discussing how difficult it will be for the company to achieve the target goals, please provide as much detail as necessary without providing information that would result in competitive harm.

13. Please refer to Instruction 2 to Item 402(b) which notes that there may be circumstances in which discussion of prior actions may be necessary to place disclosure regarding compensation within the appropriate context. In this regard, you disclose the 50% and 65% vesting level of performance share awards for the 2003-2005 and 2004-2006 performance periods respectively. Although you indicate that the committee assessed the degree to which the company had "accomplished the relevant strategic and operating goals and its financial results,"

please elaborate on why the committee determined the respective vesting levels were appropriate by reference to the actual level of achievement relative to the targets initially established and any other material factors considered.

Grants of Plan-Based Awards, page 25

14. Please disclose the vesting schedule of the service-based awards made to Mr. Nielsen and whether they are dividend-eligible. Please see Item 402(e)(iii) of Regulation S-K.

Post-Employment Compensation, page 28

15. We refer you to disclosure in footnote (g) to the directors' compensation table in which you reference the "Implementation Guidelines" to your 1996 Plan. Similarly, in the footnotes accompanying the summary compensation table, you reference the Implementation Guidelines with respect to Messrs. Beckley and Kitchen. You also discuss the application of the guidelines in determining the vesting of performance-based shares following the termination of these officers. Please provide a detailed discussion in this section describing the guidelines, how you utilize them and their relevance to understanding potential payments and the discretion the compensation committee may exercise with respect to potential post-employment payments made to each of the named executive officers.

2006 Potential Payments upon Termination or Change of Control Table, page 30

16. Describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment agreements and various post-termination arrangements. Although you have provided a table presenting the total amounts payable upon termination caused by varying triggering events, you should disaggregate from the total and separately identify the components of the total figure to facilitate shareholders' understanding of how you derived the total. Describe the multiple of base salary and bonus the named executive officers would be eligible to receive under varying termination scenarios. Additionally, you disclose that an executive may receive a lump sum severance amount in a change of control that is equal to "two to three times, as the case may be, the aggregate of the highest base salary and highest bonus received by such executive officer." Please provide a discussion of why you have chosen to pay various multiples of the components of compensation and the reasons for any variances in the multiples of base and bonus awarded to the named executive officers. Similarly, provide a discussion of why vesting of equity awards is accelerated under various triggering events for each of the named executive officers. Please refer to Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor